CIBT Education Group Inc. 12th Floor, 777 West Broadway Vancouver, BC, Canada V5Z 4J7 Telephone: 1.604.871.9909 Facsimile: 1.604.871.9919 http:// www.cibt.net e-mail: info@cibt.net

June 15, 2012

Via EDGAR

Larry Spirgel, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC  20549

Dear Mr. Spirgel:

Re:	CIBT Education Group Inc. (the “Company”)
Form20-F for the fiscal year ended August 31, 2011
Filed March 1, 2012
File No. 1-34021

Thank you for your letter of June 1, 2012 with comments relating to our Form 20-F for the fiscal year ended August 31, 2011 filed on March 1, 2012.

We provide our responses to your comments below and attach a copy of our draft amended Form 20-F/A showing the changes made to the original Form 20-F filed on March 1, 2012.

Form 20-F for the fiscal year ended August 31, 2011

Item 3 Key Information

1.
Revise selected financial data under US GAAP to present the “impairment long lived assets and goodwill”, “restructuring and integration costs” and “gain (loss) on disposal of assets” within Income (loss) from operations. Also revise your Statement of (loss) income and comprehensive (loss) income on page F-3 accordingly.

We have revised our selected financial data under US GAAP on page 4 of the Form 20-F/A to present the “impairment long lived assets and goodwill”, “restructuring and integration costs” and “gain (loss) on disposal of assets” within “Income (loss) from operations”.

We respectfully advise the Staff that the statement of (loss) income and comprehensive (loss) income on page F-3 has been presented on the basis of generally accepted accounting principles in Canada (“CGAAP”) and therefore, is not required to be presented with the items outlined above. In Note 26, the effect of the differences between CGAAP and US GAAP on the significant line items on the Company’s balance sheets, statement of (loss) income and comprehensive (loss) income and cash flows are summarized as required per Item 18 on Form 20-F.  For the statement of (loss) income and comprehensive (loss) income, the reconciliation presented is that of the net (loss) income line item.  Therefore, the items discussed in this comment, “impairment long lived assets and goodwill”, “restructuring and integration costs” and “gain (loss) on disposal of assets” are not separately presented in the reconciliation of net (loss) income from CGAAP to US GAAP and therefore, no adjustments to the note are required.

Financial Statements, page F-2

2.	Disclose on the face of the financial statements the reporting currency.

We now disclose on the face of the financial statements that the reporting currency is Canadian dollars.

The Company acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,
3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing will satisfy all of your concerns relating to our Form 20-F.

Yours truly,

/s/ Toby Chu